Mail Stop 4561

March 18, 2009

Via U.S. Mail and Facsimile 301.998.3730

Mr. Andrew P. Blocher
Senior Vice President and Chief Financial Officer
Federal Realty Investment Trust
1626 East Jefferson Street
Rockville, MD 20852

> **Re: Federal Realty Investment Trust**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 1-07533**

Dear Mr. Blocher:

We have reviewed your filing and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 6. Selected Financial Data

1.   It appears that you have presented a non-GAAP financial measure, Property
        operating income, within your selected financial data. We are aware of
        management's use of Property operating income as a segment measure, yet the
        presentation of a consolidated segment measure outside the required SFAS 131
        reconciliation would appear to be considered the presentation of a non-GAAP
        financial measure. Please tell us how you have met the disclosure requirements
        within Item 10(e) of Regulation S-K in regards to this measure.

2.   Please tell us management's basis for reconciling the non-GAAP financial
        measures, EBITDA and Adjusted EBITDA, to net income. Given management's
        disclosure regarding the usefulness of these measures in assessing the registrant's
        ability to service debt, it would appear that these are liquidity measures where the
        most directly comparable GAAP financial measure would be cash flow from
        operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Critical Accounting Policies

Contingencies, page 33

3.   Please provide to us and disclose additional information regarding your policy for
        establishing and releasing warranty reserves. Within your response, please
        specifically address the establishment of $5.1 million in reserves during 2007 that
        was subsequently released in 2008 and management's consideration as to whether
        this constituted an error in the 2007 financial statements.

4.   Please tell us and disclose your accounting policy for recording litigation reserves
        in accordance with SFAS 5. Within your response, please tell us and disclose
        how your non accrual of a loss contingency concerning the "Final Proposal"
        litigation complies with that policy.

Results of Operations

Year ended December 31, 2008 Compared to Year Ended December 31, 2007

Other

Interest Expense, page 42

5.   Please tell us and disclose additional details regarding management's disclosure of a lower overall weighted average borrowing rate and lower borrowings, as these appear to be contradictory to the financial statements presented. Specifically, it appears that the vast majority of your outstanding debt has a fixed rate and that you have increased the level of borrowing in 2008.

Liquidity and Capital Resources

Contractual Commitments, page 51

6.   We note your disclosure of total debt outstanding, including the applicable stated interest rates as of December 31, 2008 within *Debt Financing Arrangements*. However, within your contractual commitments tables it appears that the amount of Current and long-term debt represents principal payments. Please tell us why you have not disclosed interest related to your Current and long-term debt. Refer to footnote 46 in SEC Interpretive Release 33-8350.

Item 8 and Item 15(a)(1) and (2)

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-8

7.   We note that you have classified Leasing costs as an investing activity. As it appears that leasing is a primary business activity, please tell us the accounting literature relied upon in determining that such leasing costs should be included as investing activities as opposed to an operating activity.

Notes to Consolidated Financial Statements

Note 4. Real Estate Partnership, page F-19

8.   Please tell us and disclose management's basis for using the equity method to account for your interest in this partnership. Within your response, please tell us who is considered the general partner and your consideration of EITF 04-5. In addition, please tell us and disclose whether you have eliminated intercompany profit generated from fees earned from this partnership and the amount eliminated.

Note 5. Acquired In-Place Leases, page F-20

9.   Please tell us and disclose whether management has taken into account below market renewal options in determining the amortization period of the below market lease intangibles.

Note 8. Commitments and Contingencies, page F-25

10.   We note that the company is self-insured and has disclosed the reserve for warranties and general liability costs, as well as payments on such reserves. Please disclose the amount of reserves established for claims filed separately from those reserves established for claims incurred but not yet reported. Further, please provide a roll forward of the insurance reserves similar to the one required by SOP 94-5.

11.   We note your disclosure of the operating units outstanding as of December 31, 2008 that certain partners can exchange for cash or an equal number of shares at your option. Please disclose the fair value of such operating units if the settlement of such units were to occur at the reporting date.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Andrew P. Blocher
Federal Realty Investment Trust
March 18, 2009
Page 5

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

    You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief